Exhibit 99.52

Isotechnika Pharma Inc.

NEWS RELEASE

Isotechnika Shareholders Approve Merger with

Aurinia at Annual and Special Meeting

EDMONTON, Alberta, August 16, 2013—Isotechnika Pharma Inc. (TSX:ISA) (“Isotechnika” or the “Company”) announced that at its Annual and Special Meeting of Shareholders held on August 15, 2013 in Vancouver, British Columbia (the “Meeting”), shareholders approved the issuance of Isotechnika shares to be issued in connection with the proposed plan of arrangement (the “Arrangement”) pursuant to which, among other things, the Company will merge with privately-held Aurinia Pharmaceuticals Inc. (the “Merger Transaction”).

At the Meeting, shareholders also approved a number of other matters. These included the election of directors of the Company, the results of which were as follows:

Director	Votes in Favour	Votes Withheld
Peter Wijngaard	110,605,760 (99.65%)	383,250 (0.35%)
Robert T. Foster	110,366,119 (99.44%)	622,891 (0.56%)
Donald W. Wyatt	102,469,324 (92.32%)	8,519,686 (7.68%)
Prakash Gowd	110,442,760 (99.51%)	546,250 (0.49%)

Shareholders also increased the size of the board of directors to seven and elected directors, each conditional on the closing of the Merger Transaction. Detailed results of the vote for the election of directors following the closing of the Merger Transaction are set out below.

Director	Votes in Favour	Votes Withheld
Peter Wijngaard	110,071,260 (99.17%)	917,750 (0.83%)
Robert T. Foster	109,840,019 (98.96%)	1,148,991 (1.04%)
Donald W. Wyatt	101,765,704 (91.69%)	9,223,306 (8.31%)
Daniel Park	67,941,502 (61.21%)	43,047,508 (38.79%)
Richard Glickman	107,299,337 (96.68%)	3,689,673 (3.32%)
Michael Martin	110,135,160 (99.23%)	853,850 (0.77%)
Chris Kim	99,957,179 (90.06%)	11,031,831 (9.94%)

The Merger Transaction is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between the shareholders of Isotechnika and Aurinia, respectively. In addition, Isotechnika and Aurinia have executed a Definitive Tripartite Agreement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the Merger Transaction, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. Upon the closing of the Merger Transaction, ILJIN will own approximately 25% of the issued and outstanding shares of the merged company.

The Toronto Stock Exchange has notified the Company that it considers the Merger Transaction to be a “backdoor listing” and that it anticipates de-listing the Company’s shares at some time following the completion of the Merger Transaction. The Company is actively seeking a listing of its common shares on the TSX Venture Exchange, and the Company intends to maintain a constant listing for the common shares without a period where the common shares are not listed on an exchange.

Shareholders also approved the issuance of the warrants, and the shares issuable upon due exercise of such warrants, in connection with the private placement of units that closed on June 26, 2013. Each such warrant is exercisable for one common share at a price of $0.05 for a period of five years from the date of issuance. 22,655,555 warrants were issued by the Company on June 26, 2013.

Shareholders also approved the Company’s proposed private placement of up to 133,333,332 units, comprised of one common share and one half of a full warrant, at a price of $0.045 per unit for gross proceeds of up to approximately $6,000,000 (the “Second Offering”). Each whole warrant issuable in the Second Offering is exercisable to acquire a common share of the Company for $0.05 for a period of three years from the date of issuance. The Company intends to proceed with obtaining subscriptions for this private placement promptly following the closing of the Merger Transaction.

Shareholders also approved amendments to the Company’s constating documents, including a proposed change of the Company’s name from “Isotechnika Pharma Inc.” to “Aurinia Pharmaceuticals Inc.” and the adoption of an advance notice policy. The Company intends to give effect to its change of name as soon as possible following the closing of the Merger Transaction and the Second Offering. The Company intends to coordinate the timing of this name change with a 50:1 share consolidation, which was also approved by shareholders at the Meeting. The exact number of shares to be outstanding at the time of the share consolidation is not determinable at this time, as the number of securities issuable in the Second Offering is not a set number. Accordingly, it is not possible to disclose the number of shares that will be outstanding following the share consolidation. Based on the assumption that the entire Second Offering is sold and the Merger Transaction has closed, there would be 617,681,134 common shares outstanding at the time of the share consolidation, which would result in approximately 12,353,622 common shares being outstanding following the share consolidation. The change of name and the share consolidation remain subject to the acceptance of the stock exchange governing the Company.

Shareholders also approved the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditors for the ensuing year.

Detailed voting results for the Meeting will be available on SEDAR at www.sedar.com.

About Isotechnika Pharma Inc.

Isotechnika Pharma Inc. is a biopharmaceutical company focused on the discovery and development of immunomodulating therapeutics designed to offer key safety advantages over currently available treatments. Its lead drug, voclosporin, is a novel calcineurin inhibitor, and is targeted at the estimated US$3.0 billion market for this class of immunosuppressants. Isotechnika Pharma Inc. trades on the Toronto Stock Exchange under the symbol “ISA”. More information on Isotechnika Pharma can be found at www.isotechnika.com or www.sedar.com.

About Aurinia

Aurinia is a spin-out from Vifor Pharma (“Vifor”), a company of the Switzerland-based Galenica Group (“Galenica”). In January 2012, Isotechnika announced that it had granted Vifor an exclusive license for the Company’s lead drug, voclosporin, for the treatment of lupus and proteinuric nephrology indications. Aurinia’s current leadership team is comprised primarily of former senior managers, Directors and Officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the Company’s proposed merger with Aurinia Pharmaceuticals Inc., including the ability of the Company to obtain future financing, the timing of the Second Offering, the timing of the change of name of the Company, the timing of implementing the share consolidation of the Company, the Company’s intention to maintain a listing of its common shares and the Company’s ability to conduct clinical trials.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability to negotiate the definitive merger agreement, receipt of shareholder and regulatory approval, the Company’s belief as to the potential of its products and in particular voclosporin, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

For Further Information:

Dr. Robert Foster

President & CEO

Isotechnika Pharma Inc.

780-909-5041

rfoster@isotechnika.com

Mr. Michael R. Martin

CEO

Aurinia Pharmaceuticals Inc.

250-415-9713

mmartin@auriniapharma.com

Stephen Kilmer

Kilmer Lucas Inc.

647-872-4849

stephen@kilmerlucas.com